Exhibit 99.1

Rezolve Ai Brings Agentic Commerce Infrastructure to Zilch’s Payments Platform Serving Nearly 6 Million Customers

Partnership embeds personalized retailer engagement into the Zilch's high-growth payments experience, which drives more than $3.3 billion annually to partner merchants, reinforcing Rezolve Ai’s role as the AI infrastructure layer connecting consumers, merchants and financial platforms

NEW YORK, July 21, 2026 (GLOBE NEWSWIRE) - Rezolve Ai (NASDAQ: RZLV), a global leader in AI-powered commerce and engagement, today announced a partnership with Zilch, one of the UK’s highest-profile fintech unicorns, to bring Rezolve Ai’s agentic commerce infrastructure into the Zilch payments experience through Rezolve Ai’s Reward platform.

Zilch serves nearly 6 million customers and drives more than $3.3 billion annually to partner merchants, making it one of the most significant consumer payments platforms in the UK. Through the partnership, Rezolve Ai will embed personalised retailer engagement from hundreds of leading UK retailers directly into the Zilch customer journey, enabling consumers to unlock greater value from everyday spending while giving merchants access to a highly engaged audience at the point where shopping, payments and purchase decisions increasingly converge.

For Rezolve Ai, the partnership is the latest third-party, enterprise validation of its strategy to become the intelligent infrastructure layer for Ai-powered commerce. Through Reward, Rezolve Ai already connects major financial institutions, payment platforms, retailers and consumers, giving brands access to motivated customers inside trusted financial environments. Zilch's scale, customer engagement and merchant activity make it a particularly powerful proof point for Rezolve Ai's ability to monetise commerce intent inside financial and payments platforms.

Zilch joins a growing network that already includes leading banking, payments and financial partners such as Barclays, Visa, Mastercard, NatWest and Mashreq. Reward has already returned more than $2 billion in cashback to customers through this network, further strengthening Rezolve Ai’s role as an AI commerce infrastructure provider for the financial services and payments ecosystem.

The partnership also demonstrates how Rezolve Ai is extending beyond traditional customer engagement into the next generation of commerce infrastructure. As shopping, loyalty, payments and customer service become increasingly connected, Rezolve Ai is building the intelligent layer that can understand consumer intent, surface relevant merchant opportunities, support decision-making and enable more seamless commerce journeys from discovery through to payment.

This new partnership, along with recently signed agreements with Mashreq, Visa, and Tata Consultancy Services, reinforce Rezolve Ai’s confidence in its ability to deliver on its previously announced FY26 guidance of approximately $360 million in revenue.

Daniel M. Wagner, Chairman and CEO of Rezolve Ai, said:
“Zilch is not simply another distribution partner. It is a high-profile fintech platform serving nearly 6 million customers and driving more than $3.3 billion annually to partner merchants. That scale demonstrates exactly where commerce is heading: intelligent engagement embedded directly into the payments journey.

“Through Reward, we are bringing retailers, consumers and payment providers together at the point of intent, where AI can make every interaction more relevant, measurable and valuable. As transactions become more personalised, more automated and increasingly agentic, Rezolve Ai is positioning itself to power the real-time connection between financial platforms, merchants and consumers.”

James House, CEO of Reward, part of Rezolve Ai, said:
“Reward has built a powerful network at the intersection of banking, payments and retail. Bringing our platform into the Zilch ecosystem gives brands another high-quality financial environment through which to reach customers, drive engagement and generate measurable sales growth.

“Zilch is a highly relevant and fast-growing payments platform and this partnership demonstrates how Reward continues to expand the reach and effectiveness of Rezolve Ai’s broader commerce infrastructure.”

Andreas Andreou, Chief Revenue Officer of Zilch, said:
“Our focus has always been on giving customers more from their everyday spending by offering more flexible ways to pay and more value from every transaction. This partnership with Reward significantly expands the range of retailers our customers can access with subsidized credit in-store and online through Zilch. It also brings more great brands onto Intelligent Commerce where we can help them connect with our highly engaged customer base in the most effective way.”

About Rezolve Ai
Rezolve Ai is a global leader in AI-powered commerce and engagement. Its technology helps retailers, brands, financial institutions and commerce platforms create intelligent, personalized customer experiences across search, discovery, engagement and transaction journeys.

Rezolve Ai’s platform is designed to connect consumers, merchants, banks and payment providers through intelligent commerce infrastructure that makes customer interactions more relevant, measurable and valuable. Through its AI-powered commerce capabilities and Reward’s financial engagement platform, Rezolve Ai is building the infrastructure for the next generation of personalized and agentic commerce.

About Reward
Reward, part of the Rezolve Ai Group, is a global leader in customer engagement and commerce media, operating in more than 15 markets across the UK, Europe, the Middle East and Asia. Positioned at the intersection of banking and retail, its platform combines technology, data insights and digital marketing expertise to deliver richer customer experiences, measurable sales growth and lasting loyalty.

On a mission to make everyday spending more rewarding, Reward has returned over $2 billion in cashback to customers to date and is committed to reaching $4 billion by 2030. In 2026, Reward earned Great Place to Work® certification, a prestigious employee-led accreditation recognising its people-first culture.

About Zilch
Zilch is an intelligent payments platform, designed to save customers time and money. Our all-in-one solution works like a smarter alternative to traditional cards, combining debit, credit, instalments, earned wage access, credit building, deals and rewards to optimise cashflow and maximise the value of every pound spent. Almost 6 million customers have saved more than £750 million in fees and interest. Founded in 2019, Zilch drives more than £2.5 billion to its partner merchants annually. Learn more at zilch.com.

For more information, visit rezolve.com.

Media Contact

Urmee Khan

Global Head of Communications

urmeekhan@rezolve.com

+44 7576 094 040

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to, statements regarding Rezolve Ai’s strategy, market opportunity, technology capabilities, growth prospects, commercial partnerships and expected benefits of its products and platforms. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied.

Rezolve Ai undertakes no obligation to update any forward-looking statements, except as required by law.